Exhibit 99.2

ProQR Announces Third Quarter 2023 Operating and Financial Results

●	Continued advancement platform and initial pipeline programs with liver delivery to address Cholestatic Diseases targeting NTCP and Cardiovascular Disease targeting B4GALT1
●	Further strengthened leading intellectual property (“IP”) position with issuance of new patent in the United States and successful defense against opposition to its IP in Japan
●	€120.6 M cash and cash equivalents as of September 30, 2023 providing runway into mid-2026

LEIDEN, Netherlands & CAMBRIDGE, Mass., November 7, 2023 – ProQR Therapeutics NV. (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer® RNA editing technology platform, today reported its financial and operating results for the third quarter ended September 30, 2023, and provided a business update.

“We are extremely pleased with the continued progress in advancing our Axiomer RNA editing platform and believe we’re only at the beginning of reaching the potential of this technology,” said Daniel A. de Boer, Chief Executive Officer of ProQR. “We expect that the body of data on our platform and initial pipeline programs will start to ramp up significantly in 2024. Along with our preclinical proof of concept data for the platform, a partnership with Eli Lilly, a leading IP position, and strong cash runway with more than €120.6 million providing runway into mid-2026, we believe ProQR has strong fundamentals in place to execute on our strategy.”

Recent Progress

●Continue to advance AX-0810 for patients suffering from cholestatic diseases and AX-1412 for patients with cardiovascular risk. ProQR plans to present and publish additional preclinical data from these two pipeline programs over the next several quarters.
●In October, ProQR participated in the Chardan Genetic Medicines Conference panel discussion on “ADAR RNA Editing: Unlocking New Therapeutic Opportunities.”
●In November, ProQR announced its IP estate surrounding its Axiomer® RNA editing platform was further strengthened by;
●The issuance of a new patent US patent No. 11,781,134 relating to the application of oligonucleotides that are sufficiently complementary to the target sequence to deaminate adenosines using endogenous ADAR, which can deaminate a target adenosine into an inosine in the target sequence. The scope of the new patent further underpins that the broad concept of applying endogenous ADAR by administering antisense oligonucleotides for RNA editing is proprietary to ProQR. Today ProQR has extensive patent protection related to its RNA editing platform Axiomer®, including more than 11 published patent families, that currently comprise a total of 29 patents; and
●The Japanese Patent Office issued a final communication indicating that the main claim in one of ProQR’s leading IP estates related to single-stranded antisense RNA editing oligonucleotides (EONs) comprising one or more mismatches with the target sequence was upheld regardless of a third-party opposition against the granted patent (JP 7074345).

Anticipated Upcoming Events

●Present various platform updates over the next several quarters, including liver NHP data, at scientific conferences, as well as research related to ongoing discovery efforts and pipeline programs.
●Continue to execute on existing partnership with Eli Lilly and Company (“Lilly”).
●ProQR may selectively form new partnerships, which could include multi-target discovery alliances, similar to the Company's partnership with Lilly, or product alliances on specific programs.
●ProQR remains on track to advance AX-0810 targeting NTCP and AX-1412 targeting B4GALT1 into clinical development in late 2024/early 2025.

Financial Highlights

On September 30, 2023, ProQR held cash and cash equivalents of €120.6 million, compared to €94.8 million on December 31, 2022. Net cash used in operating activities during the three-month period ended September 30, 2023 was €7.5 million, compared to €15.4 million for the same period last year.

Research and development costs were €5.4 million for the quarter ended September 30, 2023 compared to €15.4 million for the same period last year.

General and administrative costs were €3.3 million for the quarter ended September 30, 2023 compared to €5.4 million for the quarter ended September 30, 2022.

Net loss for the three-month period ended September 30, 2023 was €5.4 million, or €0.07 per diluted share, compared to €23.3 million, or €0.33 per diluted share, for the same period last year. For further financial information for the period ending September 30, 2023, please refer to the financial statements appearing at the end of this release.

About Axiomer®

ProQR is pioneering a next-generation RNA base editing technology called Axiomer®, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer® “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer® EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About Biliary Atresia (BA) and Primary Sclerosing Cholangitis (PSC)

Cholestatic disorders refer to a group of diseases presenting excessive and toxic buildup of bile acids in the liver due to bile ducts dysfunction. This leads to liver damage and a range of debilitating symptoms. Without treatment, liver damage can progress through various stages, ultimately leading to liver failure and elevated risk of liver malignancy, affecting life expectancy. Cholestatic diseases remain leading causes of liver transplantation. There are no approved therapies for primary sclerosing cholangitis (PSC) for adults and biliary atresia (BA) for pediatrics. It is estimated that 80,000 and 20,000 individuals have PSC and BA, respectively, in North America and in Europe.

About AX-0810 targeting NTCP

The majority of the bile acids present in the liver cells originate from the enterohepatic reuptake cycle. The key transporter responsible for hepatic uptake of bile acids from portal circulation is the sodium (Na+)-taurocholate cotransporting polypeptide (NTCP, SLC10A1 gene) expressed in the liver. AX-0810 is designed to introduce a loss of function variant in SLC10A1 RNA that has been found in human genetics to prevent re-uptake of bile acids in liver via NTCP. Based on its mechanism of action, AX-0810 has the potential to become a disease modifying treatment for PSC and BA primarily among other cholestatic diseases.

About Cardiovascular Diseases

Cardiovascular diseases (CVDs) are a group of health conditions that affect the heart and blood vessels, such as atherosclerosis which can lead to severe problems like heart attacks, heart failure, and stroke. CVDs represent the leading cause of disability and death in the world. Approximately 18 million people die every year from CVDs representing one third of all the global deaths. Despite available lipid lowering therapies and hypertension medications, the risk of CVDs is still projected to increase rapidly over the coming years.

About AX-1412 targeting B4GALT1

Gene–based analysis of rare beta-1,4-galactosyltransferase 1 (B4GALT1) missense variant (p.Asn352Ser) is known to lead to B4GALT1 protein loss of function and showed an association with decreased coronary artery disease. These beneficial effects are mediated by hypo-galactosylation of the apolipoprotein B100 and fibrinogen, known – independent – drivers of increased risk of CVDs. AX-1412 introduces a protective variant into B4GALT1 RNA to address the remaining residual risk of developing cardiovascular diseases. ProQR intends to advance AX-1412 targeting B4GALT1 to early clinical proof of concept stage, then would seek to partner this program.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer®, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, preclinical model data, our initial pipeline targets, our Axiomer® platform, our patent estate, including our anticipated strength and our continued investment in it, as well as the timing of our clinical development, the potential of our technologies and product candidates, the collaboration with Lilly and the intended benefits thereof, and our financial position and cash-runway. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties[; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical instability and conflicts]. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or

Hans Vitzthum
LifeSci Advisors
T: +1 617 430 7578
hans@lifesciadvisors.com

Media contact:
Robert Stanislaro

FTI Consulting

T: +1 212 850 5657
robert.stanislaro@fticonsulting.com

Financial Tables

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	September 30,	December 31,
	2023	2022
	€1,000	€1,000
Assets
Current assets
Cash and cash equivalents	120,552	94,775
Prepayments and other receivables	3,605	59,078
Other taxes	530	607

Total current assets	124,687	154,460

Property, plant and equipment	17,347	16,240
Investments in financial assets	—	621

Total assets	142,034	171,321

Equity and liabilities
Equity
Equity attributable to owners of the Company	46,340	67,064
Non-controlling interests	—	(384)
Total equity	46,340	66,680

Current liabilities
Borrowings	2,344	2,500
Lease liabilities	1,480	1,387
Derivative financial instruments	255	1,263
Trade payables	117	392
Social securities and other taxes	1,230	1,118
Deferred income	16,409	5,641
Other current liabilities	4,814	8,687

Total current liabilities	26,649	20,988

Borrowings	2,891	4,271
Lease liabilities	14,556	13,813
Deferred income	51,598	65,569

Total liabilities	95,694	104,641

Total equity and liabilities	142,034	171,321

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period		Nine month period
	ended September 30,		ended September 30,
	2023	2022	2023	2022
	€1,000	€1,000	€1,000	€1,000
Revenue	1,370	814	3,230	2,874

Other income	—	74	80	274

Research and development costs	(5,446)	(15,352)	(17,415)	(40,168)
General and administrative costs	(3,315)	(5,359)	(11,486)	(15,679)
Total operating costs	(8,761)	(20,711)	(28,901)	(55,847)

Operating result	(7,391)	(19,823)	(25,591)	(52,699)
Finance income and expense	363	599	289	940
Results related to associates	—	—	—	(8)
Result on derecognition of subsidiary	92	—	92	—
Results related to financial liabilities measured at FVTPL	118	5	1,009	3,831
Results on derecognition of financial liabilities	1,357	(4,016)	1,866	(2,872)

Result before corporate income taxes	(5,461)	(23,235)	(22,335)	(50,808)
Income taxes	41	(69)	83	(96)

Result for the period	(5,420)	(23,304)	(22,252)	(50,904)

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Fair value loss on investment in financial asset designated as at FVTOCI	(621)	—	(621)	—
Items that may be reclassified subsequently to profit or loss
Foreign exchange differences on translation of foreign operations	286	612	74	1,523

Total comprehensive income	(5,755)	(22,692)	(22,799)	(49,381)

Result attributable to
Owners of the Company	(5,710)	(23,318)	(22,636)	(51,127)
Non-controlling interests	290	14	384	223
	(5,420)	(23,304)	(22,252)	(50,904)
Total comprehensive income attributable to
Owners of the Company	(6,045)	(22,706)	(23,183)	(49,604)
Non-controlling interests	290	14	384	223
	(5,755)	(22,692)	(22,799)	(49,381)
Share information
Weighted average number of shares outstanding[1]	81,000,320	71,382,837	80,942,881	71,367,459

Earnings per share attributable to owners of the Company (€ per share)
Basic loss per share[1]	(0.07)	(0.33)	(0.28)	(0.72)
Diluted loss per share[1]	(0.07)	(0.33)	(0.28)	(0.72)

1.	For these periods the potential exercise of share options is not included in the diluted earnings per share as the Company was loss-making. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal.

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity settled Employee Benefit Reserve	Option premium on convertible loan	Translation Reserve	Accumulated Deficit	Total	Non- controlling interests	Total Equity
		€1,000	€1,000	€1,000	€1,000	€1,000	€1,000	€1,000	€1,000	€1,000
Balance at January 1, 2022	74,865,381	2,995	398,309	28,443	1,426	430	(316,890)	114,713	(604)	114,109
Result for the period	—	—	—	—	—	—	(51,127)	(51,127)	223	(50,904)
Other comprehensive income	—	—	—	—	—	1,523	—	1,523	—	1,523
Recognition of share-based payments	—	—	—	3,256	—	—	—	3,256	—	3,256
Treasury shares transferred	(143,094)	—	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(647)	—	—	647	—	—	—
Share options exercised	143,094	—	33	(362)	—	—	362	33	—	33

Balance at September 30, 2022	74,865,381	2,995	398,342	30,690	1,426	1,953	(367,008)	68,398	(381)	68,017

Balance at January 1, 2023	84,246,967	3,370	412,540	29,052	—	1,212	(379,110)	67,064	(384)	66,680
Result for the period	—	—	—	—	—	—	(22,636)	(22,636)	384	(22,252)
Other comprehensive income	—	—	—	—	—	74	(621)	(547)	—	(547)
Recognition of share-based payments	—	—	—	2,304	—	—	—	2,304	—	2,304
Treasury shares transferred	(341,492)	—	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(6,209)	—	—	6,209	—	—	—
Share options exercised / RSUs vested	341,492	—	155	(426)	—	—	426	155	—	155

Balance at September 30, 2023	84,246,967	3,370	412,695	24,721	—	1,286	(395,732)	46,340	—	46,340

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period		Nine month period
	ended September 30,		ended September 30,
	2023	2022	2023	2022
	€1,000	€1,000	€1,000	€1,000
Cash flows from operating activities
Net result	(5,420)	(23,304)	(22,252)	(50,904)
Adjustments for:
— Depreciation	642	612	1,785	1,773
— Share-based compensation	444	1,335	2,304	3,256
— Financial income and expenses	(363)	(599)	(289)	(940)
— Results related to associates	—	—	—	8
— Results related to financial liabilities measured at fair value through profit or loss	(117)	(5)	(1,008)	(3,831)
— Results on derecognition of subsidiary	(131)	—	(131)	—
— Results on derecognition of financial liabilities	(1,357)	4,016	(1,866)	2,872
— Income tax	(83)	69	(83)	96

Changes in working capital	(2,008)	3,607	46,660	572
Cash (used in)/generated from operations	(8,393)	(14,269)	25,120	(47,098)

Corporate income tax refunds received / (tax paid)	83	(69)	83	(96)
Interest received	802	67	1,667	67
Interest paid	—	(1,093)	—	(3,548)

Net cash (used in)/generated from operating activities	(7,508)	(15,364)	26,870	(50,675)

Cash flow from investing activities
Purchases of property, plant and equipment	(339)	(246)	(769)	(721)
Sales of property, plant and equipment	—	—	47	—

Net cash used in investing activities	(339)	(246)	(722)	(721)

Cash flow from financing activities
Proceeds from exercise of share options	151	—	155	33
Repayment of convertible loans	—	(43,373)	—	(43,373)
Repayment of lease liability	(432)	(381)	(1,338)	(1,314)

Net cash used in financing activities	(281)	(43,754)	(1,183)	(44,654)

Net (decrease)/increase in cash and cash equivalents	(8,128)	(59,364)	24,965	(96,050)

Currency effect cash and cash equivalents	118	3,393	812	8,957
Cash and cash equivalents, at beginning of the period	128,562	156,402	94,775	187,524

Cash and cash equivalents at the end of the period	120,552	100,431	120,552	100,431